Filed Pursuant to Rule 425

Filing Person: Credence Systems Corporation

Commission File No.: 0-22366

Subject Company: NPTest Holding Corporation

Commission File No.: 0-50503

February 23, 2004

To: All Credence Employees

This morning Credence announced it has entered into an agreement to acquire NPTest Holdings Corporation, a leading provider of test and diagnostic products and services for the semiconductor industry. NPTest, headquartered in San Jose, California, employs a workforce of approximately 900 people worldwide with product development sites in California, Japan, France and the UK.

This acquisition will mark the latest move in our ongoing commitment to deliver compelling technology that lowers the cost-of-test. As a combined Company, we will be able to offer a highly synergistic product portfolio from high-end SoC, mixed-signal, RF and flash test to a full suite of debug, characterization and validation tools. Credence now is the only ATE company to offer a complete design-to-test portfolio that accelerates time-to-volume production while lowering total cost-of-test.

We are working to obtain shareholder approval and regulatory clearance by end of June 2004. Upon approval, we will move forward with the integration of both companies. Ashok Belani, currently President and Chief Executive Officer, NPTest, will become Vice Chairman of Credence and work with me to ensure a successful and timely integration of both companies. Jean-Luc Pelissier, currently the President of SoC Products, NPTest, will become Senior Vice President of Credence with responsibility for NPTest’s day-to-day operations, reporting directly to Dave Ranhoff, President and Chief Operating Officer.

As we move towards a new and stronger Credence, our corporate mission remains unchanged. Until we receive final approval from Credence and NPTest shareholders and granted regulatory clearance, it is imperative that we remain focused on meeting our corporate and divisional objectives, and go about business as usual. Upon approval, we will form integration teams to develop plans for functional group and divisional integration as well as other activities such as communications and support plans for strategic sales accounts. There will be integration teams for each functional area, including HR, IT, field operations, customer service, corporate marketing, finance and manufacturing. It is vital that while going through this integration process we remain focused on our customers with the primary objective of meeting their test requirements.

We realize that this letter may not fully answer your questions or address your concerns. However I promise that the management team will be proactive in keeping all employees informed of the progress of the acquisition and about any major decisions that may impact product roadmaps, functional groups or the organization as a whole. During this process, should you have any additional inquiries or questions, please forward them to Glyn Davies, Fred Hall or Judy Dale. Thank you in advance for your support, cooperation and patience.

Kind Regards,

Dr. Graham J. Siddall

Chairman and Chief Executive Officer

Credence Systems Corporation

—COMPANY CONFIDENTIAL—

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, timing of closing, industry leadership, execution of integration plans, customer solutions and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; other risks that are described from time to time in Credence’s Securities and Exchange Commission reports (including, but not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Credence’s results could differ materially from Credence’s expectations in these statements. Credence assumes no obligation and does not intend to update these forward-looking statements.

Additional Information and Where to Find It

Credence and NPTest will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Credence are available free of charge by contacting Credence Investor Relations, 1421 California Circle, Milpitas, California 95035, (408) 635-4300, and documents filed with the SEC by NPTest are available free of charge by contacting NPTest Investor Relations, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

Participants in Solicitation

Credence and NPTest, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Credence and NPTest in connection with the merger and related items. Information regarding the directors and executive officers of Credence and their ownership of Credence shares is set forth in the proxy statement for Credence’s 2003 annual meeting of shareholders. Information regarding the directors and executive officers of NPTest and their ownership of NPTest stock is set forth in NPTest’s Form S-1, which was filed with the SEC on December 4, 2003. Investors may obtain additional information regarding the interests of those participants by reading the proxy statement/prospectus when it becomes available.

—COMPANY CONFIDENTIAL—

CREDENCE SYSTEMS TO ACQUIRE NPTEST

EMPLOYEE FAQS

1. What are the reasons for doing this acquisition?

To our customers: The powerful combination of Credence’s proven ability to deliver the lowest cost of test and NPTest’s recognized technological leadership will give our customers the most cost effective solutions from design-to-test. Additionally, the complementary diagnostic products of the two companies strengthen our unique position as the design to test leader in the industry, delivering significant time-to-yield advantages to our customers.

To our employees: There are currently three very large competitors in the ATE space – Teradyne, Agilent, and Advantest. The combination of our two companies will increase our ability to compete effectively against these competitors. Additionally, the acquisition doubles the size of the company, gives us critical mass in Europe and Asia, and forms the world’s premier and most diversified semiconductor ATE company.

To our investors: We believe this acquisition is accretive immediately and will generate more revenue and more profit per share than Credence would have on its own and in turn, this should increase shareholder value.

2. Who is NPTest?

NPTest provides advanced test and diagnostic systems as well as engineering services to the semiconductor industry, helping customers bring today’s high performance devices to market more quickly. These devices range from microprocessors, graphics processors, chipsets, devices for high-speed data transfer and communication applications to those used in increasingly complex consumer electronics such as DVDs and set-top boxes.

NPTest customers include the world’s leading semiconductor manufacturers, fabless companies, foundries and assembly contractors worldwide. Some of these customers include AMD, Atmel, Intel, ST Microelectronics, Sony, IBM, Sun Microsystems and MediaTek.

NPTest is headquartered in San Jose, California. It has product development sites in San Jose, the UK, France and Japan, and a manufacturing facility in Simi Valley, California, with approximately 900 employees in 36 locations worldwide.

3. What does the new organization look like?

Upon closing, NPTest will become a product group of Credence. Ashok Belani, currently the President and CEO of NPTest, will become Vice Chairman of Credence and work with Graham Siddall over the next several months to promote the new Credence worldwide and to ensure a timely and successful integration of the two companies. Jean-Luc Pelissier, currently President, SoC Products at NPTest, will Senior Vice President, NPTest Product Group and assume responsibility for the day-to-day operations of the NPTest organization and report directly to Dave Ranhoff. Dave will continue to serve as Credence President and Chief Operating Officer.

—COMPANY CONFIDENTIAL—

CREDENCE SYSTEMS TO ACQUIRE NPTEST

EMPLOYEE FAQS

4. Will jobs be eliminated as a result of the acquisition?

We will appoint a third party group, such as McKinsey & Company, to assist both companies in the integration process to ensure that we form a strong and effective organization. We will evaluate all of the overlap positions over the next several weeks and determine the best way to move forward. We believe the overlap will be minimal.

5. Will this acquisition affect where I go to work?

As part of the integration project during the six months after closing, we will review the consolidation of these facilities wherever practical.

6. When will the acquisition close?

Two things must happen before the acquisition can close:

a)	Shareholders of both companies must vote to approve the acquisition; and
b)	Various government regulatory agencies need to approve the acquisition.

The earliest time these actions could be completed is the end of May, and more likely will take until the end of June.

7. What do we do during the interim period?

Until the acquisition closes, you should continue to conduct business as usual, meaning both companies will continue to operate independently and as competitors. The senior management team will need to conduct business-planning meetings throughout the integration process and should not affect the day-to-day business operations of the two companies.

8. What if the acquisition does not go through?

There is a remote chance that the acquisition would not be approved. In that event, the two companies would go their separate ways. That is why the two companies need to continue to operate independently until the acquisition is approved and closes.

9. Who can I contact with additional questions?

Glyn Davies, Credence vice president of corporate marketing

GLYN_DAVIES@CREDENCE.COM

408-635-4520

Fred Hall, Credence senior vice president of human resources

FRED_HALL@CREDENCE.COM

503-466-7343

Judy Dale, Credence senior director, marketing communications

JUDY_DALE@CREDENCE.COM

408-635-4309

—COMPANY CONFIDENTIAL—

CREDENCE SYSTEMS TO ACQUIRE NPTEST

EMPLOYEE FAQS

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, increased stockholder value, timing of closing and workforce reductions, industry leadership, execution of integration plans, customer solutions and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; other risks that are described from time to time in Credence’s Securities and Exchange Commission reports (including, but not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Credence’s results could differ materially from Credence’s expectations in these statements. Credence assumes no obligation and does not intend to update these forward-looking statements.

Additional Information and Where to Find It

Credence and NPTest will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Credence are available free of charge by contacting Credence Investor Relations, 1421 California Circle, Milpitas, California 95035, (408) 635-4300, and documents filed with the SEC by NPTest are available free of charge by contacting NPTest Investor Relations, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

Participants in Solicitation

Credence and NPTest, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Credence and NPTest in connection with the merger and related items. Information regarding the directors and executive officers of Credence and their ownership of Credence shares is set forth in the proxy statement for Credence’s 2003 annual meeting of shareholders. Information regarding the directors and executive officers of NPTest and their ownership of NPTest stock is set forth in NPTest’s Form S-1, which was filed with the SEC on December 4, 2003. Investors may obtain additional information regarding the interests of those participants by reading the proxy statement/prospectus when it becomes available.

—COMPANY CONFIDENTIAL—

February 23, 2004

To: All Credence Sales Representatives and Distributors

This morning Credence announced it has entered into an agreement to acquire NPTest Holding Corporation, a leading provider of test and diagnostic products and services for the semiconductor industry. NPTest, headquartered in San Jose, California, employs a workforce of approximately 900 people worldwide with product development sites in California, Japan, France and the UK. This acquisition will mark the latest move in our ongoing commitment to deliver compelling technology that lowers the cost-of-test. As a combined Company, we will be able to offer a highly synergistic product portfolio, from high-end digital to mixed-signal, RF and flash as well as a full suite of debug, characterization and validation tools. Credence now has the most complete design-to-test portfolio that accelerates time-to-volume production while lowering total cost-of-test.

We are working to obtain shareholder approval and regulatory clearance by June 2004. Upon approval, we will move forward with the integration of both companies. Ashok Belani, currently President and Chief Executive Officer, NPTest, will become Vice Chairman of Credence and work with me to ensure a successful and timely integration of both companies. Jean-Luc Pelissier, currently the President of SoC Products, NPTest, will assume responsibility for the organization’s day-to-day operations and become Senior Vice President of Credence, reporting directly to Dave Ranhoff, President and Chief Operating Officer of Credence. As the new and stronger Credence moves forward, our primary objective to deliver the most cost-effective products and services to move our customers’ devices from concept through production remains unchanged.

You may receive questions regarding our product portfolio from your customer base, however, until we complete the acquisition, both companies will operate as separate entities and continue to compete vigorously in the marketplace. If you have any specific questions or need further clarification, please contact Bart Freedman or Dave Ranhoff. Also it is important to note that we have scheduled a customer road tour over the next two-three weeks. Members of our executive and senior management team will visit key customer accounts to discuss the synergies and benefits the two companies bring to our extended customer base.

Additionally, it is important that our customers understand that we remain fully committed to providing them with the highest level of service and sales coverage. As you know, Credence has always placed a high priority on customer satisfaction and product quality. It is our intention to uphold our customers’ service and support expectations and we would like you to reiterate this message to our customer base. As I have mentioned, we will begin the process of integrating NPTest with Credence only after shareholder and regulatory clearance have been granted and acquisition has been completed. In the meantime, you should go about business as usual. Thank you in advance for your support, cooperation and patience.

Kind Regards,

Dr. Graham J. Siddall

Chairman and Chief Executive Officer

Credence Systems Corporation

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, timing of closing, industry leadership, execution of integration plans, customer solutions and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; other risks that are described from time to time in Credence’s Securities and Exchange Commission reports (including, but not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Credence’s results could differ materially from Credence’s expectations in these statements. Credence assumes no obligation and does not intend to update these forward-looking statements.

Additional Information and Where to Find It

Credence and NPTest will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Credence are available free of charge by contacting Credence Investor Relations, 1421 California Circle, Milpitas, California 95035, (408) 635-4300, and documents filed with the SEC by NPTest are available free of charge by contacting NPTest Investor Relations, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

Participants in Solicitation

Credence and NPTest, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Credence and NPTest in connection with the merger and related items. Information regarding the directors and executive officers of Credence and their ownership of Credence shares is set forth in the proxy statement for Credence’s 2003 annual meeting of shareholders. Information regarding the directors and executive officers of NPTest and their ownership of NPTest stock is set forth in NPTest’s Form S-1, which was filed with the SEC on December 4, 2003. Investors may obtain additional information regarding the interests of those participants by reading the proxy statement/prospectus when it becomes available.

February 23, 2004

Dear Valued Credence and NPTest Customer,

We are pleased to announce that Credence Systems Corporation has entered an agreement to acquire NPTest Holding Corporation of San Jose, California. This acquisition will mark the latest move in Credence’s ongoing commitment to deliver compelling technology that lowers the cost-of-test for our market-leading customers. As a combined Company, we will be able to offer a highly synergistic product portfolio, from high-end digital to mixed-signal, RF and flash as well as a full suite of debug, characterization and validation tools. We are proud to be the only ATE Company in the industry today to offer the most complete design-to-test portfolio that helps accelerate time-to-volume production while lowering total cost-of-test.

We are working to obtain shareholder approval and regulatory clearance by June 2004. Upon approval, we will move forward with the integration of both companies. This will include the formation of a new product group in which Jean-Luc Pelissier, currently the President of SoC Products, NPTest, will become Senior Vice President of Credence with responsibility for NPTest’s day-to-day operations, reporting directly to Dave Ranhoff, President and Chief Operating Officer of Credence. Ashok Belani, currently President and Chief Executive Officer, NPTest, will become Vice Chairman of Credence and work with me to ensure a successful integration of both companies. As the new Credence moves forward, our primary objective remains unchanged, and that is to deliver the most cost-effective products and services to move our customers’ devices from concept through production. With this acquisition, we believe that design and production test organizations worldwide will realize the benefit from Credence’s immediate increased sales channel and large technical support base.

We want to reaffirm our commitment to providing you with the highest level of sales coverage, product quality and customer service. Over the past three years Credence has placed tremendous focus and effort around implementing programs that quickly respond and support our customers’ requirements. As a result, Credence and NPTest were the highest-ranking ATE companies in the world’s 10 BEST Test & Material Handling Equipment category. Customer satisfaction will continue to be a top priority for the new Credence company.

Your current Credence or NPTest sales representative will continue working with you and will be contacting you shortly to discuss any questions that you might have regarding this agreement to acquire NPTest. We would like to thank you for your past and current business, and look forward to the opportunity to helping you meet the challenging design-to-test requirements in the future with Credence’s comprehensive product portfolio.

Kind Regards,

Dr. Graham J. Siddall	Ashok Belani
Chairman and Chief Executive Officer Credence Systems Corporation	President and Chief Executive Officer NPTest Corporation

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, timing of closing, industry leadership, execution of integration plans, customer solutions and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; other risks that are described from time to time in Credence and NPTest’s Securities and Exchange Commission reports (including, but not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003 and NPTest’s Form S-1 filed on December 4, 2003, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Credence’s or NPTest’s results could differ materially from Credence’s or NPTest’s expectations in these statements. Credence or NPTest assume no obligation and do not intend to update these forward-looking statements.

Additional Information and Where to Find It

Credence and NPTest will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Credence are available free of charge by contacting Credence Investor Relations, 1421 California Circle, Milpitas, California 95035, (408) 635-4300, and documents filed with the SEC by NPTest are available free of charge by contacting NPTest Investor Relations, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

Participants in Solicitation

Credence and NPTest, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Credence and NPTest in connection with the merger and related items. Information regarding the directors and executive officers of Credence and their ownership of Credence shares is set forth in the proxy statement for Credence’s 2003 annual meeting of shareholders. Information regarding the directors and executive officers of NPTest and their ownership of NPTest stock is set forth in NPTest’s Form S-1, which was filed with the SEC on December 4, 2003. Investors may obtain additional information regarding the interests of those participants by reading the proxy statement/prospectus when it becomes available.

Creating an Industry Leader

Forward-Looking Statements

This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of the transaction, industry leadership, execution of integration plans, customer solutions, profitability, distribution channels, and management and organizational structure are all forward-looking statements. Please see the risks that are described from time to time in Credence’s Securities and Exchange Commission reports (including, but not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Credence’s results could differ materially from Credence’s expectations in these statements. Credence assumes no obligation and does not intend to update these forward-looking statements.

Transaction Summary Overview

Consideration

0.800 Credence shares for each NPTest share $5.75 in cash

NPTest shareholder pro forma ownership of approximately 30%

Timeline

Target closing end of June 2004

Financial Impact

Accretive to Credence’s earnings in FY2005

Identity

Combined company to be called “Credence Systems Corporation”

Will continue to trade on the NASDAQ National Market under the ticker “CMOS”

Key Conditions

Credence and NPTest shareholder approval

Regulatory approval and other customary conditions

Transaction Summary Overview

Key Metrics

Critical mass: Pro forma revenue run rate of approximately $500 million

Financial flexibility: Pro forma cash balance of approximately $200 million

Global presence: Approximately 2,000 employees worldwide

Leadership

Chairman and CEO: Graham Siddall

Vice Chairman: Ashok Belani

President and COO: David Ranhoff

CFO: John Detwiler

Sr. Vice President: Jean-Luc Pelissier

Board of Directors

Existing Credence Board of Directors

Dipanjan Deb (NPTest Board member)

Ashok Belani, President and CEO, NPTest

Strategic Rationale

Position

Responding to the challenge of consolidation

Leading pure play in Non-DRAM semiconductor test

Technology

Leading technologies in debug, characterization and production test

- Proven technology in SoC, RF, analog/mixed signal and NVM

- Proven technology in photon probe and FIB circuit edit

- Applied technology to reduce the cost of test

Products

Comprehensive product portfolio

- Expands served market in production test

- Increases TAM in Engineering, Debug and Characterization market

Channel

Enhanced sales and distribution

- Critical mass in key geographies and strategic accounts

Financial

Accretive to Credence’s earnings in FY2005

Significant financial synergies

-$ 25M cost reduction opportunity in FY2005

Combining Strength

Founded in 1978 Established by Fairchild in 1965

Headquarters in Milpitas, CA Headquarters in San Jose, CA

1100 employees 900 employees

Strength in OSATs Strength in IDMs

RF, analog, mixed signal, automotive and flash expertise High-end SoC and MPU expertise

Photon probe and X-Ray detection technology for engineering debug Electron beam/laser voltage probe and FiB circuit edit technology for engineering debug

Strong worldwide sales, service and support channel Strong services business

141 Patents 153 Patents

High Growth End-User Market

Communications

Wired – SONET (10-40 Gbps) Wireless (2.4-2.8 Gbps)

Satellite

Mobile

Cellular & Wireless Devices

Consumer

Games

PC

Global Positioning System

Computer

Enterprise Node -WAN

Market Opportunity – $3.5B in 2004

Design and prototyping

Design, Simulation & DFT

Mask set generation

Prototype wafer lot

Design Validation

Device Characterization

Redesign Loop

High volume production

Front End

Wafer Manuf.

Back End

Assembly Burn in and Final Test

Process Characterization

Failure Analysis

Yield Improvement Loop

IC Validation, Debug Functional & Structural

and Characterization Test Equipment

Equipment Wafer & Final test

Product & Test Engineering Services

Serving Growth Market Segments

Growth Segments: Data Processing

Quartet

Kalos

Sapphire

ASL 1000/3000

Octet

Quartet

EmiScope

EXA 3000

Vanguard

Sapphire

Growth Segments: Communications

Source: Dataquest 11/03

Products in Growth Segments

Growth Segments: Consumer Electronics

Falcon

Octet

Kalos

Sapphire

ASL 1000/3000

Quartet

Growth Segments: Automotive

Source: Dataquest 11/03

Complementary Technologies

Silicon debug software

Air Cooling

Analog tools

Test Program Development

IR Photon Probing

Highly Parallel Test

Power supplies

MVNA RF

Flash

High Speed Buses

Design

Production Test

Structural Test

FiB

High speed, accuracy digital

Mixed Signal Instruments

Electron beam probing

Laser voltage probing

High Speed Buses

Liquid Cooling

Expanding Production Test Portfolio

Major Market SAM Total Credence NPTest

Segments Approx. $3B

Flash Memory Kalos $440M

Digital/Logic $600M DeFT

Sapphire

Analog/Linear/Discrete ASL 1000

$118M

Automotive Falcon

$100M

Mixed Signal ASL 3000 EXA 3000

$920M

Octet Sapphire

RF/Microwave ASL 3000RF

$203M

SoC Octet EXA 3000 Sapphire

$495M

Source: Dataquest 11/03

Extending Customer Base

NPTest Strength in Large IDMs

Penetrating Key IDMs

Increased Penetration of Common Customers

Penetrating Key OSATs

Credence Strength in Leading OSATs

Delivering Customer Satisfaction

Top two ATE companies in VLSI survey

Customers’ satisfaction vital in aggressive market conditions

Financials

Current Financial Performance

Quarter Ended Quarter Ended

January 31, 2004 December 31, 2003

Revenue $68M $55M $123M

Gross Margin 47% = $32M 34% = $19M 41% = $51M

R&D 22% = $15M 19% = $10M 20% = $25M

SG&A 35% = $24M 21% = $12M 29% = $36M

Operating Profit (10%) = ($7M) 1 (6%) = ($3M) 2 (8%) =($10M)

The New Credence – Creating a top tier test company

Note:

1 Excludes amortization expense of $2.6M and restructuring expense of $0.6M

2 Reflects “non GAAP” financials, which exclude amortization expenses and IPO recapitalization expenses

Proposed Transaction Timeline

February 2004 March 2004 April 2004 May 2004 June 2004

2 9 16 23 1 8 15 22 29 5 12 19 26 3 10 17 24 31 7 14 17 28

Announce Merger

Commence Roadshow

File Form S-4 / Proxy Statement with SEC

HSR Waiting Period Expires

SEC Filings Declared Effective1

Credence and NPTest Special Shareholder Meetings

Announce acquisition close

Note:

1 Assumes SEC comments. If no SEC comments, closing is projected to occur at the end of May

Strength Through the Cycle

Q200 Q300 Q400 Q101 Q201 Q301 Q401 Q102 Q202 Q302 Q402 Q103 Q203 Q303 Q403 Q104

NPTT 53 74 77 82 69 50 39 63 68 63 64 50 59 59 58 55

CMOS 154 204 225 136 76 53 37 34 39 48 43 37 43 46 58 68

Winning Combination

Leading pure play in non-DRAM semiconductor test Highly synergistic products in growth markets

- Expands served markets

- Cost of Test leadership

- Complete design-to-test solution

Strong technology portfolio

- High-end SoC, RF, analog/mixed signal, flash, debug and diagnostic

Complementary customer bases

Enhanced sales and distribution channels Proven management team

Strong earnings growth driven by scale and synergies

- Strength in both upturns and downturns

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, earnings accretion and growth, timing of the transaction, market growth estimates, estimates of served available market, industry leadership, customer solutions, profitability, distribution channels, revenue and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; other risks that are described from time to time in Credence’s Securities and Exchange Commission reports (including, but not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Credence’s results could differ materially from Credence’s expectations in these statements. Credence assumes no obligation and does not intend to update these forward-looking statements.

Additional Information and Where to Find It

Credence and NPTest will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Credence are available free of charge by contacting Credence Investor Relations, 1421 California Circle, Milpitas, California 95035, (408) 635-4300, and documents filed with the SEC by NPTest are available free of charge by contacting NPTest Investor Relations, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

Participants in Solicitation

Credence and NPTest, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Credence and NPTest in connection with the merger and related items. Information regarding the directors and executive officers of Credence and their ownership of Credence shares is set forth in the proxy statement for Credence’s 2003 annual meeting of shareholders. Information regarding the directors and executive officers of NPTest and their ownership of NPTest stock is set forth in NPTest’s Form S-1, which was filed with the SEC on December 4, 2003. Investors may obtain additional information regarding the interests of those participants by reading the proxy statement/prospectus when it becomes available.

Creating an Industry Leader

Forward-Looking Statements

All statements other than statements of and Credence Forward-Looking Statements For example, statements of expected synergies, accretion, management and organizational structure are all forward-looking Please see the risks that are described from time to time in not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003). If any of these risks or uncertainties materializes or any assumes no obligation and does not intend to update these forward-This presentation contains forward-looking statements that involve risks, uncertainties and assumptions. historical fact are statements that could be deemed forward-looking statements. timing of the transaction, industry leadership, execution of integration plans, customer solutions, profitability, distribution channels, statements. Credence’s Securities and Exchange Commission reports (including, but of these assumptions proves incorrect, Credence’s results could differ materially from Credence’s expectations in these statements. Forward-looking statements.

We have signed a definitive agreement to acquire NPTest

Transaction Overview

. 0.8 Credence shares + $5.75 in cash for each NPTest share, (approx $660M)

Consideration

. Target closing in first half 2004

Timeline

. “CMOS” on Accretive to earnings in the next 6 months and in fiscal year 2005

. Enhances two financially sound companies

. After closing, combined company will trade as NASDAQ

Financial Impact

Transaction Overview—Cont

. NPTest and Credence shareholder approval Regulatory approval and other customary conditions

Closing Requirements

. Creates over a half billion revenue run rate

. Strong balance sheet with excellent liquidity

. Critical mass with approximately 2,000 employees worldwide

Key Metrics

Transaction Overview – Cont

Post-closing Leadership Chairman & CEO: Graham Siddall

Vice Chairman: AshokBelani

President & COO: David Ranhoff

CFO: John Detwiler

Sr. Vice President: Jean-Luc Pelissier

Board Composition AshokBelaniand DipanjanDeb from the

NPTest Board

Existing Credence Board of Directors

Creating an Industry Leader

Position The worldfs premier and most diversified pure-play semiconductor test company

Products Complementary products across the full spectrum of Test

- Expands served market in production test

- Strengthens presence in Engineering, Debug and

Characterization Test

Technology Leading technologies for low cost of Test solutions

- Proven technology in analog, high speed digital, RF and non-

volatile memory

- Proven technology in device debug

. The world’s premier and most diversified pure-play semiconductor test company

Position

Complementary products across the full spectrum of Test—-

. Expands served market in production test \

. Strengthens presence in Engineering, Debug and Characterization Test

Products

Leading technologies for low cost of Test solutions - -

. Proven technology in analog, high speed digital, RF and non- volatile memory Proven technology in device debug.

Technology

Why We Will Win—Employees

. Shared vision

. Great employees

. Global presence

. Synergistic management teams

. Comprehensive product portfolio

. Strong through the cycles

Why We Will Win—Business

. More profitable operations

. Enhanced distribution channels

. Critical mass of applications resources

. Combines best in class customer support organizations

. Delivers the most complete test solutions

. Strong customer portfolio with IDM’s, Fabless Subcontractors

. Delivers both technology and capacity buys

Combining Strengths

. Founded in 1978

. Headquarters in Milpitas, CA

. 1100 employees

. RF, analog, mixed signal, SoC, automotive, flash expertise

. Photon probe and X-Ray detection technology

. Lowest cost of test

. Strong OSAT installed base

. Proven ability to ramp manufacturing in upturn

Established by Fairchild in 1965

Headquarters in San Jose, CA

900 employees

High performance, high accuracy

digital, SoC and MPU expertise

Electron beam/laser voltage probe

and FiB circuit edit

Technology leader

Strong IDM installed base

. Established Fairchild

. Headquarters 900

. High

• 1965 CA probe in Jose, accuracy expertise voltage high San MPU edit in by and beam/laser circuit leader installed performance, SoC IDM employees digital, Electron and Technology Strong FiB base

Extending Customer Base

Strength in Large IDMs NPTest

Penetrating Key OSATs

Penetrating Key IDMs

Credence Strength in Leading OSATs

Strength Through the Cycle


CMOS and NPTT Revenue
350
300
250
200
150
100
50
0

	Q200	Q300	Q400	Q101	Q201	Q301	Q401	Q102	Q202	Q302	Q402	Q103	Q203	Q303	Q403	Q104
NPTT	53	74	77	82	69	50	39	63	68	63	64	50	59	59	58	55
CMOS	154	204	225	136	76	53	37	34	39	48	43	37	43	46	58	68

CMOS NPTT

credence

Complementary Technologies

Silicon debug software

Test Program Development

IR Photon Probing

Air Cooling

Highly Parallel Test

MVNA RF

Analog tools

Power supplies

Flash

High Speed Buses

Design

Production Test

Electron beam probing

FiB

Laser voltage probing

Structural Test

High speed, accuracy digital

Mixed Signal Instruments

High Speed Buses

Liquid Cooling

Technology Advantage

Strong patent portfolio—-

. Credence with 141 patents

. NPTest with 153 issued and 314 pending

.

Best in Customer Satisfaction

Combined Results

Quarter Ended January 31, 2004

Quarter Ended December 31, 2003

Revenue

Gross Margin

R&D

SG&A

Operating Profit

32M 15M 24M 7M)

$

68M $ $ $

$ 47% = 22% = 35% = (10%) = (

19M 10M 12M 3M)

55M $ $ $ $

$ 34% = 19% = 21% = (6%) = (

51M 25M 36M 10M)

123M $ $ $ $

$ 41% = 20% = 29% = (8%) =(

Creating a top tier Test Company

Transaction Timeline

F e b ru a r y 2 0 0 4

2 9 1 6 2 3

M a rc h 2 0 0 4

1 8 1 5 2 2 2 9

A p ril 2 0 0 4

5 1 2 1 9 2 6

M a y 2 0 0 4

3 1 0 1 7 2 4 3 1

J u n e 2 0 0 4

7 1 4 1 7 2 8

Announce Merger

Commence Roadshow

Proxy Statement with SEC

HSR Waiting Period Expires

SEC Filings Declared Effective 1

Credence and NPTest Special Shareholder Meetings

Announce acquisition close

Note:

1 Assumes SEC comments. If no SEC comments, closing is projected to occur at the end of May

What Does This Mean to Me.

Operate as independent companies and as competitors until closing

Maintain focus and execute

- Support our customers

- Complete engineering projects

- Meet customer commitments

Formal integration process

- Planning has begun

- An external 3rd Party facilitator will be engaged

- Frequent communication of progress

Winning Combination

Leading pure play in non-DRAM semiconductor test

Highly synergistic products in growth markets

- Expands served markets

- Cost of Test leadership

- Complete design-to-test solution

Strong technology portfolio

- High-end SoC, RF, analog/mixed signal, flash, debug and diagnostic

Complementary customer bases Enhanced sales and distribution channels

Proven management team

Strong earnings growth driven by synergies

Conclusion

This is an exciting step

Remain focused and execute

With your support we will create a great new company

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry leadership, execution of integration plans, customer solutions, profitability, distribution channels, and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the merger does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; other risks that are described from time to time in Credence’s Securities and Exchange Commission reports (including, but not limited to Credence’s annual report on Form 10-K for the year ended October 31, 2003). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, Credence’s results could differ materially from Credence’s expectations in these statements. Credence assumes no obligation and does not intend to update these forward-looking statements.

Additional Information and Where to Find It

Credence and NPTest will file a joint proxy statement/prospectus with the SEC in connection with the proposed merger. Investors and security holders are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. Investors and security holders will be able to obtain these documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by Credence are available free of charge by contacting Credence Investor Relations, 1421 California Circle, Milpitas, California 95035, (408) 635-4300, and documents filed with the SEC by NPTest are available free of charge by contacting NPTest Investor Relations, 150 Baytech Drive, San Jose, California 95134, (408) 586-8200.

Participants in Solicitation

Credence and NPTest, and their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Credence and NPTest in connection with the merger and related items. Information regarding the directors and executive officers of Credence and their ownership of Credence shares is set forth in the proxy statement for Credence’s 2003 annual meeting of shareholders. Information regarding the directors and executive officers of NPTest and their ownership of NPTest stock is set forth in NPTest’s Form S-1, which was filed with the SEC on December 4, 2003. Investors may obtain additional information regarding the interests of those participants by reading the proxy statement/prospectus when it becomes available.